Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement (Form S-8) of our report dated May 20, 2011, relating to the consolidated financial statements and financial statement schedule of 8x8, Inc. (the "Company"), and the effectiveness of internal control over financial reporting of the Company, which appears in the Annual Report (Form 10-K) of the Company for the year ended March 31, 2011.

/s/ Moss Adams LLP

San Francisco, California
September 16, 2011